Exhibit 99.1

Press Release

Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

April 22, 2018	www.freseniusmedicalcare.com

Fresenius Medical Care confirms net income growth target, adjusts 2018 revenue growth target and releases preliminary Q1 figures

•                  Adjusted revenue growth target in 2018 of 5 to 7% at constant currency expected (previously around 8%) mainly due to recent reduction in dosing of calcimimetic drugs

•                  Reconfirmed reported net income growth target of 13 to 15% at constant currency in 2018

•                  Preliminary indicative first quarter 2018 results impacted by strong currency headwind and positive one-time effect in previous year

“First quarter results are impacted by a shift of calcimimetic drugs from our pharmacy business into the dialysis service business in the U.S. Due to a faster than expected reduction in dosing of those drugs in the controlled clinic environment, we are experiencing a headwind on revenue growth for fiscal 2018,” said Rice Powell, CEO of Fresenius Medical Care. “Based on our solid underlying business and the planned phasing of net income growth we confirm our net income growth target for 2018.”

Clinical introduction of calcimimetic drugs with impact on revenue growth 2018

The addition of Parsabiv as an injectable calcimimetic drug in the U.S. triggered the move of the corresponding reimbursement for Medicare patients from Part D to Part B. This resulted in a revenue decline in the Company´s pharmacy business and a lower than assumed revenue increase in the dialysis service business driven by lower than expected dosing of calcimimetic drugs. It is imperative that drugs are delivered in an efficient and effective manner in Fresenius Medical Care´s controlled clinic environment to the patients who benefit from the use of those drugs. The Company actively manages all classes of medications focusing on the quality outcomes for patients and the overall cost to the respective health care system.

Preliminary indicative key figures (IFRS) — first quarter 2018 compared to first quarter 2017, adjusted for IFRS 15

	Q1	Growth	Growth
EUR million	2018	yoy	yoy at cc
Revenue	3,976	(10)%	2%
Revenue Q1 2017 excluding VA Agreement[1]	3,976	(8)%	4%
Operating income (EBIT)	497	(24)%	(15)%
Operating income (EBIT) adjusted for valuation of the Sound Physicians’ share based payments [2]	510	(22)%	(13)%
and excluding VA Agreement Q1 2017[1]	510	(8)%	3%
Net income[3]	279	(10)%	0%
Net income adjusted for valuation of the Sound Physicians’ share based payments[2]	292	(5)%	5%
and excluding special items (VA Agreement[1], U.S. Tax Reform)	244	(2)%	8%

For a detailed reconciliation, please refer to the table at the end of the press release.

Preliminary first quarter 2018 results

Revenue in the first quarter 2018 was strongly impacted by headwinds from foreign exchange rates, the expected decline in our North American Care Coordination business and the positive one-time effect in Q1 2017. Revenue came in below the level of the previous year’s quarter with EUR 3,976 million. Adjusted for IFRS 15 and at constant currency, revenue increased by 2%, excluding the VA Agreement in Q1 2017 the first quarter growth was 4% at constant currency.

Operating income (EBIT) in the first quarter 2018 reached EUR 497 million. Adjusted for the first quarter effect of the valuation of Sound Physicians’ share based payment program in connection with the divestiture of Sound Physicians and for the positive impact of the VA Agreement in Q1 2017 EBIT was up by 3% at constant currency.

1       Agreement with the United States Departments of Veterans Affairs and Justice

2       Initial increase in valuation of the Sound Physicians’ share based payment program caused by sale of Sound Physicians

3       Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Net income3 for the first quarter of 2018 was stable at constant currency at EUR 279 million. Adjusted for the first quarter effect of the valuation of Sound Physicians’ share based payment program and the effect of the U.S. Tax Reform in 2018 and for the positive impact of the VA Agreement in Q1 2017, net income was 8% ahead in constant currency of last year’s first quarter.

Outlook 2018

Mainly driven by the change in calcimimetic drugs Fresenius Medical Care expects reduced revenue growth of 5 to 7% (previously: around 8%) at constant currency. The company continues to expect reported net income growth of 13 to 15% at constant currency.

The targets are based on 2017 adjusted for the effect of the IFRS 15 implementation and exclude effects from major transactions such as the planned acquisition of NxStage Medical and the sale of Sound Physicians.

Publication and conference call

Fresenius Medical Care will publish the results of the first quarter, as scheduled, on Thursday, May 3, at 7:00 a.m. CET and hold a conference call to discuss the results of the first quarter at 3:30 p.m. CET / 9:30 a.m. EDT. Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,752 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 320,960 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimers

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-

looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Reconciliation of preliminary indicative non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended March 31
in EUR million, unaudited	2018	2017

Operating performance excluding special items

Revenue	3,976	4,548
Effect from IFRS 15 implementation	—	(139)
Revenue adjusted for the effect of IFRS 15 implementation	3,976	4,409
VA Agreement[1]	—	(100)
Revenue excluding special items	3,976	4,309

Operating income (EBIT)	497	651
VA Agreement[1]	—	(99)
valuation of Sound Physicians’ share based payments [2]	13	—
Operating income (EBIT) excluding special items	510	552

Net income[3]	279	308
valuation of Sound Physicians’ share based payments [2]	13	—
Net income[3] excluding valuation of Sound Physicians’ share based payments	292	308
VA Agreement[1]	—	(59)
U.S. Tax Reform[4]	(48)	—
Net income[3] excluding special items	244	249

1 VA Agreement: Agreement with the United States Departments of Veterans Affairs and Justice

2 Initial increase in valuation of Sound Physicians’ share based payment program caused by sale of Sound Physicians

3 Attributable to shareholders of FMC AG & Co. KGaA

4 U.S. Tax Reform: impact from of U.S. Tax Reform